Exhibit 12


                            UNITED TELEPHONE COMPANY OF FLORIDA
                   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                     (In Thousands)
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                                                   Years Ended December 31,
                                     -----------------------------------------------------
                                      1993  (1)    1992      1991       1990       1989
                                     ---------     ----      ----       ----       -----
Income before extraordinary   $     78,742    $  99,118    $ 92,781  $ 102,414  $ 101,974
Capitalized interest                 (369)       (1,154)     (1,178)    (1,558)    (2,951)
Income tax provision                43,019       50,923      48,827     52,112     48,787
                                    ------      -------      -------    -------    -------
Subtotal                           121,392      148,887     140,430    152,968    147,810

Fixed charges
 Interest charges                  36,388        37,941      38,183     40,437     38,249
 Interest factor of operating       2,832         2,325       2,177      1,938      1,995
  rents                            ------        ------      ------     ------     ------
Total fixed charges                39,220        40,266      40,360     42,375     40,244
                                  -------        -------     -------    -------    -------
Earnings, as adjusted        $    160,612    $  189,153  $  180,790  $ 195,343  $ 188,054
                                  =======       =======     =======    =======    =======
Ratio of earnings to fixed           4.10          4.70        4.48       4.61       4.67
 charges

(1)  In the absence of the Company's recognition of $51 million, ($31 million after taxes)
     of nonrecurring merger and integration costs related to Sprint/Centel merger, income before extraordinary item would have been $110 million and the ratio of earnings to fixed charges would have been 5.40 for the twelve month period ended December 31, 1993.


NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) income before extraordinary item less capitalized interest included in income,  (b) income taxes, and
(c) fixed charges.  Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the related interest factor of operating rents.


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